SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 56)

                           THE NOSTALGIA NETWORK, INC.
                                (Name of Issuer)

                          Common Stock, $.04 par value
                         (Title of Class of Securities)

                                   669 752107
                                 (CUSIP Number)

                            Dong Moon Joo, President
                          Concept Communications, Inc.
                         650 Massachusetts Avenue, N.W.
                             Washington, D.C. 20001
                                 (202) 789-2124
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with a copy to:

                               Arthur E. Cirulnick
                                  Tucker Flyer
                           a professional corporation
                         1615 L Street, N.W., Suite 400
                           Washington, D.C. 20036-5612
                                 (202) 452-8600

                                  March 5, 1999
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                              (Page 1 of 32 Pages)

CUSIP No.  669 752107                                         Page 2 of 32 Pages
                                       13D

1.       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

         Concept Communications, Inc.

2.       Check the appropriate box if a member of a group
                                                                         (a) [X]
                                                                         (b) [ ]

3.       SEC USE ONLY

4.       Source of Funds

         AF (Crown Communications Corporation)

5.       Check Box if Disclosure of Legal  Proceedings  is Required  Pursuant to
         Item 2(d) or 2(e)
                                                                           [   ]

6.       Citizenship or Place of Organization

         Delaware

NUMBER OF                                    7.      Sole Voting Power
SHARES                                               13,430,427 shares
BENEFICIALLY
OWNED BY                                     8.      Shared Voting Power
EACH                                                 0 shares
REPORTING
PERSON WITH                                  9.      Sole Dispositive Power
                                                     13,430,427 shares

                                            10.      Shared Dispositive Power
                                                     0 shares

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         14,430,427 shares

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                           [   ]

13.      Percent of Class Represented by Amount in Row (11)

         70.3%

14.      Type of Reporting Person

         CO

CUSIP No.  669 752107                                         Page 3 of 32 Pages
                                       13D

1.       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

         Crown Communications Corporation

2.       Check the appropriate box if a member of a group
                                                                         (a) [X]
                                                                         (b) [ ]
3.       SEC USE ONLY

4.       Source of Funds

         OO

5.       Check Box if Disclosure of Legal  Proceedings is Required  Pursuant to
         Item 2(d) or 2(e)
                                                                           [   ]

6.       Citizenship or Place of Organization

         Delaware

NUMBER OF                                    7.      Sole Voting Power
SHARES                                               1,000,000 shares
BENEFICIALLY
OWNED BY                                     8.      Shared Voting Power
EACH                                                 13,430,427 shares
REPORTING
PERSON WITH                                  9.      Sole Dispositive Power
                                                     1,000,000 shares

                                            10.      Shared Dispositive Power
                                                     13,430,427 shares

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         14,430,427 shares

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                           [   ]

13.      Percent of Class Represented by Amount in Row (11)

         70.3%

14.      Type of Reporting Person

         CO

CUSIP No.  669 752107                                         Page 4 of 32 Pages
                                       13D

1.       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

         Crown Capital Corporation

2.       Check the appropriate box if a member of a group
                                                                         (a) [X]
                                                                         (b) [ ]
3.       SEC USE ONLY

4.       Source of Funds

         AF (Crown Communications Corporation)

5.       Check Box if Disclosure of Legal  Proceedings is Required  Pursuant to
         Item 2(d) or 2(e)
                                                                           [   ]

6.       Citizenship or Place of Organization

         Delaware

NUMBER OF                                    7.      Sole Voting Power
SHARES                                               0 shares
BENEFICIALLY
OWNED BY                                     8.      Shared Voting Power
EACH                                                 14,430,427 shares
REPORTING
PERSON WITH                                  9.      Sole Dispositive Power
                                                     0 shares

                                            10.      Shared Dispositive Power
                                                     14,430,427 shares

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         14,430,427 shares

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                           [   ]

13.      Percent of Class Represented by Amount in Row (11)

         70.3%

14.      Type of Reporting Person

         CO

         This Amendment No. 56 amends and supplements the statement on Schedule 13D (the "Schedule 13D") filed by Concept Communications, Inc., a Delaware corporation ("Concept"), Crown Communications Corporation, a Delaware
corporation ("Communications"), and Crown Capital Corporation, a Delaware corporation ("Capital"), relating to the Common Stock, par value $.04 per share (the "Common Stock"), of The Nostalgia Network, Inc., a Delaware corporation (the "Issuer"). Capitalized terms not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 3.       Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended and supplemented by adding the following thereto:

         The funds for the $1,500,000 Communications loaned to the Issuer on March 5, 1999, and the funds for the $3,500,000 Communications loaned to the Issuer on March 22, 1999 (as further discussed in Item 4 below) were obtained by Communications from Atlantic Video.

         The Reporting Persons understand from Atlantic Video that all or substantially all of the amounts loaned by Atlantic Video to Communications have been obtained by Atlantic Video as proceeds from a loan from One-Up, which received these funds as proceeds of a loan from UCI.

Item 4.       Purpose of Transaction.

         Item 4 is hereby amended and supplemented by appending to the material under the caption "Certain Loans to the Issuer" the following:

         On March 5, 1999, Communications loaned to the Issuer $1,500,000, and the Issuer delivered to Communications a promissory note in like amount (the "March 5, 1999 Promissory Note"). The March 5, 1999 Promissory Note was payable on March 31, 1999, together with interest, at an annual rate equal to the Prime Rate, as published in the Wall Street Journal on March 5, 1999. The March 5, 1999 Promissory Note is secured under the terms of the Communications Security Agreement.

         On March 20, 1999, Concept delivered to BDO Seidman, L.L.P., the Issuer's certified public accountants, a letter representing Concept's intention to modify the maturity date of the existing loan, evidenced by the 1999 Concept Wrap Note which was due on March 31, 1999, to provide for a maturity date of such loan of January 1, 2000 (the "Concept March 20, 1999 Seidman Letter"). As part of the March 27, 1999 Concept Wrap Note (as defined below), such maturity date was modified in accordance with the Concept March 20, 1999 Seidman Letter.

         On March 20, 1999, Communications delivered to BDO Seidman, L.L.P. a letter representing Communication's ability and intention to provide financial support to the Issuer throughout the remainder of 1999 (the "Communications March 20, 1999 Seidman Letter"). Pursuant to the Communications March 20, 1999 Seidman Letter, Communications' continued willingness to provide such financial support is conditioned, among other things, upon the advance approval by the Issuer's executive committee of any original and acquired programming expenses. Communications' financial commitment to the Issuer for 1999 will not exceed $15,000,000, which includes $8,000,000 previously loaned to the Issuer as evidenced by the $1,000,000 advanced on January 14, 1999 (notwithstanding the typographical error in the Communications March 20, 1999 Seidman Letter incorrectly referencing an advance on January 8, 1999), the January 29, 1999 Promissory Note, the March 5, 1999 Promissory Note and $3,500,000 advanced on March 22, 1999 (this $3,500,000 amount was loaned on March 22, 1999 as evidenced by the March 22, 1999 Promissory Note, as defined below).

         The remainder of the financial support may be in the form of debt or equity financing. To the extent that it is in the form of debt, it will not be callable prior to January 1, 2000. Communications' commitment to fund the Issuer will be reduced or cease if the Issuer enters into a strategic partnership or if Communications and Concept, together, are no longer the majority owners of the Issuer as a result of the issuance of additional securities of the Issuer. Pursuant to the Communications March 20, 1999 Seidman Letter, Communications also represented its intent to modify the maturity date of the existing loans, evidenced by the 1999 Communications Wrap Note, the January 29, 1999 Promissory Note and the March 5, 1999 Promissory Note, which were due on March 31, 1999 to provide for a maturity date on all such loans of January 1, 2000. As part of the March 27, 1999 Communications Wrap Note (as defined below), such maturity date was modified in accordance with the Communications March 20, 1999 Seidman Letter.

         On March 22, 1999, Communications loaned to the Issuer $3,500,000, and the Issuer delivered to Communications a promissory note in like amount (the "March 22, 1999 Promissory Note"). The March 22, 1999 Promissory Note is payable on January 1, 2000, together with interest, at an annual rate equal to the Prime Rate, as published in the Wall Street Journal on March 22, 1999. The March 22, 1999 Promissory Note is secured under the terms of the Communications Security Agreement.

         On March 27, 1999, pursuant to the Concept March 20, 1999 Seidman Letter, the Issuer executed and delivered to Concept a new promissory note in the principal amount of $20,598,035.71 (the "March 27, 1999 Concept Wrap Note") substituting and replacing the 1999 Concept Wrap Note. The principal amount of the March 27, 1999 Concept Wrap Note equals the total unpaid principal on the 1999 Concept Wrap Note and all accrued and unpaid interest thereon. The March 27, 1999 Concept Wrap Note is payable on January 1, 2000, together with interest, at an annual rate equal to the Prime Rate, as published in the Wall Street Journal on March 27, 1999. The March 27, 1999 Concept Wrap Note is secured under the terms of the Security Agreement. Pursuant to the terms of the March 27, 1999 Concept Wrap Note, the Issuer must pay to Concept accrued interest of at least $5,000 per month, payable on the last day of each month commencing on March 31, 1999 until December 31, 1999.

         On March 27,  1999,  pursuant  to the  Communications  March  20,  1999
Seidman Letter, the Issuer executed and delivered to Communications a new promissory note in the principal amount of $50,571,503.02 (the "March 27, 1999 Communications Wrap Note") substituting and replacing: (i) the 1999
Communications Wrap Note; (ii) the January 29, 1999 Promissory Note (notwithstanding the typographical error in the March 27, 1999 Communications Wrap Note incorrectly referencing a January 1, 1999 note); and (iii) the March 5, 1999 Promissory Note. The principal amount of the March 27, 1999
Communications Wrap Note equals the total unpaid principal on the 1999 Communications Wrap Note, the January 29, 1999 Promissory Note and the March 5, 1999 Promissory Note, and all accrued and unpaid interest thereon. The March 27, 1999 Communications Wrap Note is payable on January 1, 2000, together with interest, at an annual rate equal to the Prime Rate, as published in the Wall Street Journal on March 27, 1999. The March 27, 1999 Communications Wrap Note is secured under the terms of the Communications Security Agreement. Pursuant to the terms of the March 27, 1999 Communications Wrap Note, the Issuer must pay to Communications accrued interest of at least $55,000 per month, payable on the last day of each month commencing on March 31, 1999 until December 31, 1999.

         The foregoing descriptions of the March 5, 1999 Promissory Note, the Concept March 20, 1999 Seidman Letter, the Communications March 20, 1999 Seidman Letter, the March 22, 1999 Promissory Note, the March 27, 1999 Concept Wrap Note and the March 27, 1999 Communications Wrap Note are qualified in their entirety by the text of the March 5, 1999 Promissory Note, the Concept March 20, 1999 Seidman Letter, the Communications March 20, 1999 Seidman Letter, the March 22, 1999 Promissory Note, the March 27, 1999 Concept Wrap Note and the March 27, 1999 Communications Wrap Note which are attached hereto as Exhibit 56.1, 56.2, 56.3, 56.4, 56.5 and 56.6 respectively, and are incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is hereby amended and supplemented by incorporating herein the information set forth under Item 4 in this Amendment No. 56.

Item 7.       Items to be Filed as Exhibits

Exhibit        Description

56.1 Promissory Note dated March 5, 1999 made by The Nostalgia Network, Inc. to Crown Communications Corporation in the principal amount of $1,500,000.

56.2 Letter dated March 20, 1999 from Concept Communications, Inc. to BDO Seidman, L.L.P.

56.3 Letter dated March 20, 1999 from Crown Communications Corporation to BDO Seidman, L.L.P.

56.4 Promissory Note dated March 22, 1999 made by The Nostalgia Network, Inc. to Crown Communications Corporation in the principal amount of $3,500,000.

56.5 Promissory Note dated March 27, 1999 made by The Nostalgia Network, Inc. to Concept Communications, Inc. in the principal amount of $20,598,035.71.

56.6 Promissory Note dated March 27, 1999 made by The Nostalgia Network, Inc. to Crown Communications Corporation in the principal amount of $50,571,503.02.

                                                    SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this amendment is true, complete and correct.

Dated:  April 22, 1999


                                                    CONCEPT COMMUNICATIONS, INC.


                                                  /s/ Nicholas Chiaia
                                                  By: Nicholas Chiaia, Secretary


                                                CROWN COMMUNICATIONS CORPORATION


                                                  /s/ Nicholas Chiaia
                                                  By: Nicholas Chiaia, Secretary


                                                       CROWN CAPITAL CORPORATION


                                                  /s/ Nicholas Chiaia
                                                  By: Nicholas Chiaia, Secretary

                                  Exhibit Index

Exhibit      Description                                                    Page

56.1      Promissory  Note dated  March 5, 1999 made by The  Nostalgia        11
          Network, Inc. to Crown Communications Corporation in the principal amount of $1,500,000.

56.2      Letter dated March 20, 1999 from Concept Communications, Inc.       16
          to BDO Seidman, L.L.P.

56.3      Letter dated March 20, 1999 from Crown Communications               17
          Corporation to BDO Seidman, L.L.P.

56.4      Promissory Note dated March 22, 1999 made by The Nostalgia          19
          Network, Inc. to Crown Communications Corporation in the principal amount of $3,500,000.

56.5      Promissory Note dated March 27, 1999 made by The Nostalgia          23
          Network, Inc. to Concept Communications, Inc. in the principal amount of $20,598,035.71.

56.6      Promissory Note dated March 27, 1999 made by The Nostalgia          28
          Network, Inc. to Crown Communications Corporation in the principal amount of $50,571,503.02.